March 4, 2026

Carter Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

       Re: Elite Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Filed June 30, 2025
           File No. 001-15697
Dear Carter Ward:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2025
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note your disaggregation of revenue disclosure provided on page F-9 as well as the information provided in your February 20, 2024 response letter, specifically your response to comment four. You state that you disaggregate your revenue based on type of good or service (e.g., manufacturing and license fees) and regulatory pathway (e.g.,
       ANDA vs NDA). Please address the following:
           Given that you have paused further development of NDAs and do not appear to have engaged in business activities in this segment since 2021, explain to us how disaggregation by regulatory pathway provides a meaningful level of disaggregation of your revenues.
           In your February 20, 2024 response to prior comment four, you stated that when determining the level of revenue disaggregation, you considered the categories noted
           in ASC 606-10-55-91 - one of which was sales channel. Given that you began
 March 4, 2026
Page 2

           selling products under your own label in 2023 and now recognize manufacturing fees generated from both wholesale customers and direct sale customers, explain to us how you determined that disaggregation by sales channel wouldn't provide meaningful information to investors. Please also provide us with a breakdown of your manufacturing fees by customer type/sales channel for the periods presented.
             Tell us how your existing disclosure complies with the requirements of ASC 280-10-
           50-40, which requires disclosure of your revenues by product/service or each group of similar products/services. In this regard, your risk factor disclosure on page 26 indicates that you track revenues by product or product family and that your top four products based on active pharmaceutical ingredient account for over 90% of your net revenues. Provide us with a breakdown or your revenues by each individual product, product family or therapeutic category for the periods presented with a view towards future disclosure.

Note 14. Segment Results, page F-23

2. You disclose that Consolidated Loss from Operations is the measure of segment profit or loss that is regularly reviewed by your CODM and that this measure is reported in your
       Consolidated Statements of Operations. Your disclosure on page F-24, however, of
       Operating Income by Segment does not tie to your Consolidated Statements of
       Operations. With a view towards future disclosure, clarify for us your measure of segment profit or loss and provide us with the components of such measure and illustrate how it ties to your Consolidated Statements of Operations. Please also ensure that all of the information required by ASC 280-10-50-22 is disclosed in your future filings.
3. As a related matter, with a view towards future disclosure, provide us with the information required by ASC 280-10-50-26A through 50-26C as it relates to significant segment expenses and other segment items.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences